

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

January 11, 2017

<u>Via E-mail</u>
Mr. Geoffrey R. King
Chief Financial Officer
Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, Texas 78258

   Re: Abraxas Petroleum Corporation
     Form 10-K for the Fiscal Year ended December 31, 2015
     Filed March 15, 2016
     File No. 1-16071

Dear Mr. King:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Karl Hiller

       Karl Hiller
       Branch Chief
       Office of Natural Resources